[Centennial Letterhead]


                                 Exhibit (a)(4)



December [__], 2002

Dear option holder:

On behalf of Centennial Communications Corp. (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") certain outstanding options granted under the Company's 1999 Stock Option and Restricted Stock Purchase Plan, as amended (hereinafter, the "Plan"), with an exercise price of $12.15 per share or more (the "Eligible Options") for new options the Company will grant under the Plan (the "New Options"). All capitalized terms used in this letter that are not defined herein have the meanings given to those terms in the Offer.

The Offer expired at 5:00 p.m., New York City Time, on December 19, 2002. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to it for a total of [____________] shares of Common Stock and cancelled all such Eligible Options. The Company has accepted for exchange and cancelled the number of Eligible Options tendered by you equal to the number of option shares set forth on Attachment A to this letter.

In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive New Options under the Plan for the number of shares of Common Stock which is equal to one half of the number of Option Shares set forth on Attachment A, rounded up to the nearest whole number and adjusted for any stock splits, stock dividends and similar events.

Pursuant to the terms of the Offer, the Company will grant you the New Options on June 23, 2003 or such later date determined by the Board of Directors. At that time, as described in the Offer to Exchange, you will receive a new option agreement executed by the Company.

In accordance with the terms of the Offer, you must be a regular, full-time employee of the Company from the date you tendered options through the Grant Date in order to receive your New Options. If you do not remain an employee, you will not receive a New Option or any other consideration for the Options tendered by you and cancelled by the Company.

If you have any questions about your rights in connection with the grant of New Options, please call Nancy Werner in the Human Resources Department in New Jersey at (732) 556-2227.

                                                 CENTENNIAL COMMUNICATIONS CORP.

                                                 By: /s/ Michael J. Small

                                                 Michael  J. Small
                                                 Chief Executive Officer

Attachment


                                      E-1